SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No.     )*

Southern National Bancorp of Virginia, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

843395104

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 843395104		13G

1.	Names of Reporting Persons E.S. Barr & Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Kentucky

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 650,739

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 650,739

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.31%(1)

12.	Type of Reporting Person (See Instructions) IA

(1)  The percentage ownership calculated is based upon an aggregate of 12,263,643 shares outstanding as of December 31, 2016.

CUSIP No. 843395104

1.	Names of Reporting Persons Edward S. Barr

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Kentucky

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 14,080

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 14,080

	8.	Shared Dispositive Power 650,739

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 664,819

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.42%(2)

12.	Type of Reporting Person (See Instructions) HC, IN

(2)  The percentage ownership calculated is based upon an aggregate of 12,263,643 shares outstanding as of December 31, 2016.

CUSIP No. 843395104

1.	Names of Reporting Persons E.S. Barr Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Kentucky

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 650,739

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 650,739

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.31%(3)

12.	Type of Reporting Person (See Instructions) HC

(3)  The percentage ownership calculated is based upon an aggregate of 12,263,643 shares outstanding as of December 31, 2016.

Item 1.
	(a)	Name of Issuer: Southern National Bancorp of Virginia, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 1770 Timberwood Boulevard Suite 100 Charlottesville, VA 22911

Item 2.
	(a)	Name of Person Filing: E.S. Barr & Company Edward S. Barr E.S. Barr Holdings, LLC
	(b)	Address of Principal Business Office or, if none, Residence: The business address for each reporting person is: 1999 Richmond Road Suite 1B Lexington, KY 40502
(c)

Citizenship:
E.S. Barr & Company is a corporation organized under the laws of the Commonwealth of Kentucky

Edward S. Barr is a citizen of the United States of America

E.S. Barr Holdings, LLC is a limited liability company organized under the laws of the Commonwealth of Kentucky

	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 843395104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
E.S. Barr & Company —
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Edward S. Barr —
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________
E.S. Barr Holdings, LLC —
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
		E.S. Barr & Company:	650,739

		Edward S. Barr:	664,819

		E.S. Barr Holdings, LLC:	650,739

	(b)	Percent of class:
		E.S. Barr & Company	5.31%

		Edward S. Barr	5.42%

		E.S. Barr Holdings, LLC	5.31%

	(c)	Number of shares to which the person has:
		(i)	Sole power to vote or to direct the vote:
		E.S. Barr & Company	0 shares
		Edward S. Barr	14,080 shares
		E.S. Barr Holdings, LLC	0 shares

		(ii)	Shared power to vote or to direct the vote:
		E.S. Barr & Company	0 shares
		Edward S. Barr	0 shares
		E.S. Barr Holdings, LLC	0 shares

		(iii)	Sole power to dispose or to direct the disposition of:
		E.S. Barr & Company	0 shares
		Edward S. Barr	14,080 shares
		E.S. Barr Holdings, LLC	0 shares

(iv)	Shared power to dispose or to direct the disposition of:
	E.S. Barr & Company	650,739 shares
	Edward S. Barr	650,739 shares
	E.S. Barr Holdings, LLC	650,739 shares

650,739 shares of Issuer Common Stock (or 5.31% of the outstanding shares of Issuer Common Stock) are held in the aggregate in numerous accounts of clients of E.S. Barr & Company (the “Investment Adviser”), a registered investment adviser which has the power to direct the disposition of such shares (collectively, the “Client Shares”).

E.S. Barr Holdings, LLC (the “Holding Company”) owns all outstanding shares of Common Stock of the Investment Adviser.

Edward S. Barr is the President and a Director of the Investment Adviser and is a Manager and majority equity holder of the Holding Company.  In addition, 14,080 shares of Issuer Common Stock are held by Mr. Barr individually (or through retirement accounts for his benefit).  The aggregate shares of Issuer Common Stock held by Mr. Barr do not exceed one percent of the securities of the subject class.  The Holding Company and Mr. Barr disclaim beneficial ownership of any shares of Issuer Common Stock not held of record by them.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Persons
See Exhibits 1 and 2.

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below, each of E.S. Barr & Company, Edward S. Barr and E.S. Barr Holdings, LLC certifies that, to the best of such reporting person’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2017

E.S. Barr & Company

By:	/s/ Edward S. Barr
Edward S. Barr
President

/s/ Edward S. Barr
Edward S. Barr

E.S. Barr Holdings, LLC

By:	/s/ Edward S. Barr
Edward S. Barr
Manager